Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	Predecessor	Successor
	Period From February 1, 2006 to March 9, 2006	Period From March 10, 2006 to January 31, 2007	Fiscal Year Ended January 31, 2008	Fiscal Year Ended January 31, 2009
Loss before income taxes	$(33,051)	$(42,155)	$(48,046)	$(350,930)
Interest expense (1)	355	45,062	47,535	32,515
Amortization and write-off of debt issuance costs (2)	1,931	1,632	1,111	2,070
Goodwill impairment	—	—	—	326,677
Portion of rentals deemed to be interest (3)	161	1,700	2,118	2,209

(Loss) income available for fixed charges	$(30,604)	$6,239	$2,718	$12,541

Fixed charges:
Interest expense (1)	$355	$45,062	$47,535	$32,515
Amortization and write-off of debt issuance costs (2)	1,931	1,632	1,111	2,070
Portion of rentals deemed to be interest (3)	161	1,700	2,118	2,209

Total fixed charges	$2,447	$48,394	$50,764	$36,794

Ratio of earnings to fixed charges	- x	0.1 x	0.1 x	0.3 x

For purposes of computing the ratio of earnings to fixed charges, earnings consist of loss before income taxes and excluding goodwill impairment plus fixed charges. Fixed charges consist of (i) interest expense including gain on early extinguishment of debt, (ii) amortization and write-off of debt issuance costs, and (iii) that portion of rental expense we estimate to be representative of interest. Earnings would not have been sufficient to cover fixed charges by $33.1 million, $42.2 million, $48.0 million and $24.3 million, for the predecessor period from February 1, 2006 through March 9, 2006, the successor period from March 10, 2006 through January 31, 2007, and the successor fiscal years ended January 31, 2008 and 2009, respectively.